ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 7, 2011

Volatility	ETRACS

ETRACS Daily Short S&P 500 VIX Futures ETNs

Profile
Issuer	UBS AG
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Key features
Primary Exchange	NYSE Arca	Short (inverse) exposure to futures contracts on the VIX Index Ability to trade six specific maturities on the VIX Index futures curve Convenience of an exchange-traded security
Initial Trade Date	September 7, 2011
Maturity Date	September 6, 2041
Tracking Fee	1.35% per annum, accrued on a daily basis
Event Risk Weekly Hedge Cost	0.077% per week, accrued on a daily basis
See “Selected risk considerations” and the disclaimer for more information.

About the ETNs

Exchange Traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities or currencies, less investor fees. Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

This document describes six different series of ETRACS Daily Short S&P 500 VIX Futures ETNs (each, an “ETN” and collectively, the “ETNs”). Each series of ETN provides short (inverse) exposure to the performance of a particular index in the S&P 500 VIX Futures Index Series (each, an “Index” and collectively, the “Indices”), reduced by investor fees.

About the Indices

Each Index is an excess return index and is composed of futures contracts on the CBOE Volatility Index (the “VIX Index”) having a constant weighted average maturity ranging from one month to six months, depending on the series of the ETNs purchased. The Indices are rolling Indices, each of which rolls on a daily basis according to a pre-determined schedule that has the effect of keeping constant the weighted average maturity of the underlying futures contracts. Two of the Indices were created in January 2009 and four of the Indices were created in August 2011, and have no performance history prior to those respective dates.

EACH SERIES OF THE ETNs IS DESIGNED AS A TRADING VEHICLE FOR SOPHISTICATED INVESTORS. THE ETNs ARE NOT INTENDED TO BE A “BUY AND HOLD” INVESTMENT.

Individual ETN Grid

ETN Name	ETN Ticker	Constant Weighted Average Maturity	Index and Index Ticker	ETN CUSIP
ETRACS Daily Short 1-Month	AAVX	1 Month	S&P 500 VIX Short-Term Futures	90268A873
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVXSP )
ETRACS Daily Short 2-Month	BBVX	2 Months	S&P 500 VIX 2-Month Futures	90268A865
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVX2ME )
ETRACS Daily Short 3-Month	CCVX	3 Months	S&P 500 VIX 3-Month Futures	90268A857
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVX3ME )
ETRACS Daily Short 4-Month	DDVX	4 Months	S&P 500 VIX 4-Month Futures	90268A840
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVX4ME )
ETRACS Daily Short 5-Month	EEVX	5 Months	S&P 500 VIX Mid-Term Futures	90268A832
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVXMP )
ETRACS Daily Short 6-Month	FFVX	6 Months	S&P 500 VIX 6-Month Futures	90268A824
S&P 500 VIX Futures ETN			Index ER ( Ticker: SPVX6ME )

Benefits of investing in the ETNs

Access to an innovative suite of products that seeks to provide investors with short (inverse) exposure to futures contracts on the VIX Index having a constant weighted average maturity ranging from one month to six months.

Ability to trade six specific maturities on the VIX Index futures curve, all by way of exchange-traded securities.

Daily rolling of the underlying futures contracts ensures that each Index maintains a constant weighted average futures maturity.

Selected risk considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

•Short (Inverse) Exposure to the relevant Index — Because your investment in the ETNs of any series is linked to the inverse performance of the relevant Index,

any increase in the level of that Index would result in a decrease in the amount you will be paid at maturity, call, acceleration or upon early redemption.

•You may lose some or all of your investment — The ETNs are fully exposed to any increase in the Index Closing Level over the term of the ETNs as measured on the applicable Valuation Date or the Final Valuation Date. Because the negative effect of the Tracking Fee, Event Risk Weekly Hedge Cost and the Redemption Fee, if applicable, reduces your final payment, the change in the Index Closing Level over the term of the ETNs will need to be sufficient to offset the negative effect of the Tracking Fee, the Event Risk Weekly Hedge Cost and the Redemption Fee, if applicable, in order for you to receive a payment at maturity equal to your initial investment in the ETNs. If the level of the relevant Index is not sufficient to offset the negative effect of the Tracking Fee, the Event Risk Weekly Hedge Cost and the Redemption Fee, if applicable, over the relevant period, you will lose some or all of your investment at maturity or call, upon acceleration or upon early redemption.

•Market risk — The return on the ETNs, which may be positive or negative, is linked to the inverse return of the relevant Index as measured by the Daily Index Factor, which, in turn, is affected by a variety of market and economic factors,

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5 etracs@ubs.com

such as interest rates and volatility, and economic, financial, political, regulatory, judicial or other events that affect the futures contracts or the markets generally.
•	Credit of UBS — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
•	A trading market for the ETNs may not develop — Although each series of ETNs has been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in each series of ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of any series of ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of each series of ETNs shown on the cover of this prospectus supplement. We may suspend or cease sales of any series of ETNs at any time, at our discretion. Therefore, the liquidity of any series of ETNs may be limited.
•	Not a “buy and hold” investment — EACH OF THE ETNs IS DESIGNED FOR TRADERS. IF YOU DO NOT UNDERSTAND THE EFFECTS OF DAILY RESETS, THE NEGATIVE CARRY ASSOCIATED WITH VIX FUTURES AND THE NEGATIVE EFFECTS OF THE EVENT RISK WEEKLY HEDGE COST, THEN YOU SHOULD NOT INVEST IN THE ETNs. The ETNs are designed as a trading vehicle for sophisticated investors who understand the risks of investing in the inverse performance of an index comprised of futures contracts on the VIX Index having a constant weighted average maturity ranging from one month to six months. DUE TO CERTAIN CHARACTERISTICS OF THE ETNs, INCLUDING THE NEGATIVE EFFECTS OF THE EVENT RISK WEEKLY HEDGE COST, WHICH WILL BE SIGNIFICANT OVER LONGER PERIODS OF TIME, THE ETNS ARE NOT INTENDED TO BE A “BUY AND HOLD” INVESTMENT. Moreover, the contracts included in the relevant Index have historically traded in “contango” markets. Contango markets are those in which the prices of near term contracts are lower than contracts expiring further in the future. VIX futures have frequently exhibited very high contango in the past and will likely do so again in the future. However, the contracts included in the relevant Index have at times traded in “backwardation” and may do so in the future. Backwardated markets are those in which the prices of near term contracts are higher than contracts expiring further in the future, resulting in a positive yield on the relevant Index as the futures are “rolled” each day. Because the existence of backwardation will result in positive “roll yields” on the relevant Index, it will have the opposite affect on the relevant ETNs, effectively resulting in negative “roll yields” on the applicable ETNs because the ETNs provide short (inverse) exposure to the relevant Index and therefore lose value when the relevant Index appreciates in value. Therefore, if the term structure of the VIX futures markets is in backwardation, the value of the ETNs will be adversely affected.
•	The impact of the Event Risk Weekly Hedge Cost will increase over time and will significantly impact the return on the ETNs — The Event Risk Weekly Hedge Cost represents the general cost to UBS to hedge overnight extreme market movements.
The cost of 7.7 basis points (0.077%) represents a weekly cost which is the expected cost to hedge the event risk associated with this product. If the ETNs were to be held for one year, the annualized cost of the Event Risk Weekly Hedge Cost would be approximately 4%. Due to this negative effect over a longer time period, the ETNs are not intended as buy and hold investments and should be considered as short term trading vehicles only.
•	The ETNs may not protect against price and/or value increases — The ETNs may not provide a hedge against an increase in the value of the S&P 500® Index or the equities comprising the S&P 500® Index.
•	Limited performance history — The return on each series of ETNs is linked to the performance of the relevant Index. Each of the S&P 500 VIX 2-Month Futures Index, S&P 500 VIX 3-Month Futures Index, S&P 500 VIX 4-Month Futures Index and S&P 500 VIX 6-Month Futures Index was introduced in August 2011 (see “S&P 500 VIX Indices—Historical and Estimated Historical Performance”, in the ETRACS Prospectus). In addition, the S&P 500 VIX Short-Term Futures Index and S&P 500 VIX Mid-Term Futures Index were introduced in January 2009. As a result, each of the Indices has a limited performance history and limited historical information will be available for you to consider in making an independent investigation of the relevant Index performance. This may make it more difficult for you to make an informed decision with respect to an investment in a series of the ETNs than if the relevant Index had a longer performance history. It is uncertain how any Index will perform in the future.
•	No interest payments from the ETNs — You will not receive any interest payments on the ETNs.
•	No redemption prior to September 19, 2011 — You may elect to redeem your ETNs on or after September 19, 2011. Accordingly, your ability to liquidate the ETNs may be limited prior to that date.
•	Minimum redemption amount — You must elect to redeem at least 25,000 ETNs of the same series for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement, - and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
•	Your redemption election is irrevocable —You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.
•	Potential automatic acceleration — In the event (i) the indicative value of the ETNs of any series equals $5.00 or less on any Trading Day or (ii) the intraday index value increases in value at least 60% as compared to the Index Closing Level on the previous Trading Day, all ETNs of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.
•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
•	UBS’s Call — UBS may elect to redeem all outstanding ETNs of any series at any time on any Trading Day on or after September 12, 2012, as described under “Specific Terms of the Securities — UBS’s Call Right” on or in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs of that series, and therefore you may lost some or all of your initial investment.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5 Hours available: Monday to Friday 8:00 a.m. –5:00 p.m. EST	Email: etracs@ubs.com Website: etracs.com

1The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

The ETNs are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”), its third party licensors or the Chicago Board Options Exchange, Incorporated (“CBOE”). Neither S&P nor CBOE makes any representation or warranty, express or implied, to the owners of the ETRACS Daily Short S&P 500 VIX Futures ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 VIX Short-Term Futures Index, “S&P 500 VIX 2-Month Futures Index, S&P 500 VIX 3-Month Futures Index, S&P 500 VIX 4-Month Futures Index, S&P 500 VIX Mid-Term Futures Index, and S&P 500 VIX 6-Month Futures Index (the “Indices”) to track general market performance. S&P’s, its third party licensors’ and CBOE’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P, its third party licensors, CBOE and the Indices which are determined, composed and calculated by S&P or its third party licensors without regard to UBS or the ETNs. S&P and its third party licensors have no obligation to take the needs of UBS or the owners of the ETNs into consideration in determining, composing or calculating the Indices. Neither S&P nor CBOE is responsible for and have not participated in the determination of the prices and amounts of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. S&P and CBOE have no obligation or liability in connection with the administration, marketing or trading of the ETNs.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS, OR CBOE, GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS, AND CBOE, SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P AND CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS, OR CBOE, BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

© UBS 2011. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Short-Term Futures Index,” “S&P 500 VIX 2-Month Futures Index,” “S&P 500 VIX 3-Month Futures Index,” “S&P 500 VIX 4-Month Futures Index,” “S&P 500 VIX Mid-Term Futures Index,” and “S&P 500 VIX 6-Month Futures Index” are trademarks of S&P and have been licensed for use by UBS. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed to S&P. Other marks may be trademarks of their respective owners. All rights reserved

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